138 Putnam Street P.O. Box 738 Marietta, OH 45750

August 15, 2007

Paul Cline
Senior Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549

Re:           Peoples Bancorp Inc. (“Peoples”)
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 12, 2007
File No. 000-16772

Dear Mr. Cline:

This letter is our response to the comments of the Securities and Exchange Commission (the “SEC”) provided in your correspondence dated August 1, 2007, regarding the SEC’s review of our filing.  We have reviewed the SEC’s comments and the following is our response on a comment-by-comment basis:

Comment #1: Please revise future filings to disclose accumulated balances for each component of other comprehensive income.  Refer to example disclosure of accumulated other comprehensive income balances for all formats included in the illustrative examples in appendix B of SFAS 130.

At December 31, 2006, our accumulated comprehensive loss was comprised of two components: (1) a net unrealized loss on available-for-sale securities and (2) unrecognized pension and postretirement costs due to the adoption of SFAS 158 on December 31, 2006.  After considering the SEC’s comment, we included the following disclosure in the Notes to the Consolidated Unaudited Financial Statements included in “Item 1: Financial Statements” of Part I of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, filed on August 2, 2007 (our “Second Quarter 2007 Form 10-Q”):

6. Comprehensive Loss
The following details the balances in accumulated other comprehensive loss for the periods indicated:

(Dollars in thousands)	At June 30, 2007
	Gross	Tax	Net of Tax
	Amount	Benefit	Amount
Unrealized net losses on available-for-sale securities	(4,152)	(1,454)	(2,698)
Unrecognized net pension and postretirement costs	(3,023)	(1,058)	(1,965)
Total accumulated comprehesive loss	(7,175)	(2,512)	(4,663)

	At December 31, 2006
	Gross	Tax	Net of Tax
	Amount	Benefit	Amount
Unrealized net losses on available-for-sale securities	(1,506)	(527)	(979)
Unrecognized net pension and postretirement costs	(3,105)	(1,087)	(2,018)
Total accumulated comprehesive loss	(4,611)	(1,614)	(2,997)

We will update this footnote disclosure in all future filings as appropriate and in accordance with the requirements of SFAS 130 and, in the case of quarterly reports on Form 10-Q, Rule 10-01 of SEC Regulation S-X.

Comment #2: Please revise future filings to disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income.  Refer to example disclosure of related tax effects allocated to each component of other comprehensive income balances for all formats included in the illustrative examples in appendix B of SFAS 130.

We concur and intend to disclose the income tax expense or benefit allocated to each component of other comprehensive income in the Notes to the Consolidated Financial Statements to be included in Item 8 of Part II of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”).  A copy of the proposed disclosure is attached hereto.  Further, we will update this disclosure in all future filings as appropriate and in accordance with the requirements of SFAS 130 and, in the case of quarterly reports on Form 10-Q, Rule 10-01 of SEC Regulation S-X.

Comment #3: It appears you have included the transition adjustment required upon the adoption of SFAS 158 in the determination of comprehensive income.  Please revise future filings to report the transition adjustment as an adjustment to the ending balance of accumulated comprehensive income.  Refer to paragraph A7 of SFAS 158.

The Consolidated Statement of Stockholders’ Equity and Consolidated Statement of Comprehensive Income for the year ended December 31, 2006, to be included in Item 8 of Part II of our 2007 Form 10-K will present the transition adjustment as an adjustment to the ending balance of accumulated comprehensive loss rather than as a component of other comprehensive income for the year.  Copies of the revised statements we intend to include in our 2007 Form 10-K are attached hereto.

Comment #4: Please revise future filings to include the disclosures requirements of paragraphs 20 and 21 of SFAS 158 or advise.

In addition to the disclosures contained in Note 10 of the Notes to the Consolidated Financial Statements included in Item 8 of Part II of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, the following information relating to our adoption of SFAS 158 was included in Note 1 on page 58 under the caption “New Accounting Pronouncements”:

“On September 29, 2006, the FASB issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”).  On December 31, 2006,Peoples’ adopted certain provisions of SFAS 158, as required, which resulted in the recognition of the funded status of its pension and postretirement plans as either assets or liabilities on the Consolidated Balance Sheet, the recognition of unrecognized actuarial gains/losses, prior service costs, and transition obligations totaling $2.0 million as a separate component of accumulated other comprehensive loss, net of tax. [emphasis added]  Additional disclosures related to pension and postretirement obligations have also been implemented.  Refer to Note 10 for these disclosures and further discussion on Peoples’ pension and postretirement plans.

SFAS 158 also requires entities to measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year.  The measurement date change is effective for fiscal years ending after December 15, 2008.  Since Peoples currently measures its defined benefit pension plan assets and obligations as of December 31, the adoption of the measurement date provisions of SFAS 158 will have no impact on Peoples’ financial statements taken as a whole. [emphasis added]”

We believe the totality of the information contained in Notes 1 and 10 satisfies the disclosure requirements of paragraphs 20 and 21, in all material respects.

In responding to the SEC’s comments, the following acknowledgements are provided on behalf of Peoples:
•	Peoples is responsible for the adequacy and accuracy of the disclosure in Peoples’ filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
•	Peoples may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ CAROL A. SCHNEEBERGER

Carol A. Schneeberger
Chief Financial Officer and Treasurer
Peoples Bancorp Inc.

Notes to the Consolidated Financial Statements

Comprehensive Income:
The components of Peoples’ other comprehensive income (loss) for each of the three years in the period ended December 31, 2007, were as follows:

(Dollars in thousands) 2007	Gross Amount	Tax (Expense) Benefit	After-Tax Amount
Unrealized gain (loss) on securities:
Unrealized holding gain (loss) arising during period	$ xxx	$ xxx	$ xxx
Less: reclassification adjustment for net securities gains
(losses) included in net income	xxx	xxx	xxx
Net unrealized gains
Net unrecognized loss and service cost on pension plan	xxx	xxx	xxx
Total other comprehensive income	$ xxx	$ xxx	$ xxx

2006
Unrealized gain on securities:
Unrealized holding gain arising during period	$ 475	$ (166)	$ 309
Less: reclassification adjustment for net securities gains
included in net income	265	(93)	172
Net unrealized gains	210	(73)	137
Total other comprehensive income	$ 210	$ (73)	$ 137

2005
Unrealized loss on securities:
Unrealized holding loss arising during period	$ (9,078)	$ 3,177	$ (5,901)
Less: reclassification adjustment for net securities gains
included in net income	539	(189)	350
Net unrealized loss	(9,617)	3,366	(6,251)
Unrealized gain on cash flow hedge derivatives:
Unrealized gain arising during period	22	(8)	14
Less: reclassification adjustment for net loss
included in net income	(250)	87	(163)
Net unrealized gains	272	(95)	177
Total other comprehensive loss	$ (9,345)	$ 3,271	$ (6,074)

The following details the change in the components of Peoples’ accumulated other comprehensive loss for the years ended December 31, were as follows:

(Dollars in thousands)		Unrecognized
	Unrealized	Net Pension and	Accumulated
	Gains (Loss)	Postretirement	Comprehensive
	on Securities	Costs	Loss
Balance, January 1, 2006	$ (1,116)	$ -	$ (1,116)
Current period change	137	-	137
Adjustment to initially apply SFAS 158	-	(2,018)	(2,018)
Balance, December 31, 2006	$ (979)	$ (2,018)	$ (2,997)
Current period change	xxx	xxx	xxx
Balance, December 31, 2007	$ xxx	$ xxx	$ xxx

PEOPLES BANCORP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(Dollars in Thousands, except Per Share Data)				Accumulated
	Common Stock		Retained	Comprehensive	Treasury
	Shares	Amount	Earnings	Income (Loss)	Stock	Total
Balance, December 31, 2005	10,869,655	$ 162,231	$ 30,740	$ (1,116)	$(8,778)	$ 183,077
Net income			21,558			21,558
Other comprehensive loss, net of tax				137		137
Cash dividends declared of $0.83 per share			(8,859)			(8,859)
Purchase of treasury stock, 42,594 shares					(1,214)	(1,214)
Stock option exercises (reissued 137,286 treasury shares)		(878)			3,575	2,697
Stock-based compensation expense		280				280
Tax benefit from exercise of stock options		384				384
Common stock issued under dividend reinvestment plan	19,587	577				577
Issuance of common stock related to acquisitions:
Putnam Agency, Inc. (reissued 4,662 treasury shares)		19			121	140
Barengo Insurance Agency, Inc. (reissued 14,064 treasury shares)		41			369	410
Adjustment to initally apply SFAS 158, net of tax				(2,018)		(2,018)
Balance, December 31, 2006	10,889,242	$ 162,654	$ 43,439	$ (2,997)	$(5,927)	$ 197,169

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Dollars in Thousands)	2006
Net income	$ 21,558
Other comprehensive income:
Unrealized gain (loss) on available-for-sale securities arising in the period	475
Less: reclassification adjustment for net securities gains (losses) included in net income	265
Unrealized gain (loss) on cash flow hedge derivatives arising in the period	–
Less: reclassification adjustment for derivative losses included in net income	–
Total other comprehensive (loss) income	210
Income tax benefit (expense)	(73)
Total other comprehensive (loss) income, net of tax	137
Total comprehensive income	$ 21,695